Exhibit 99.1

Foresight and Tier One ZF Sign an Agreement for a Joint Proof of Concept

POC follows Foresight’s winning of ZF Pitch Event at CES 2022

Ness Ziona, Israel – June 14, 2022 - Foresight Autonomous Holdings Ltd. (Nasdaq and TASE: FRSX) (“Foresight” or the “Company”), an innovator in automotive vision systems, announced the signing of an agreement for a joint proof of concept (POC) project with ZF North America, Inc. (“ZF North America”), a subsidiary of ZF Friedrichshafen AG (“ZF”), one of the top three leading Tier One technology companies supplying systems for passenger cars, commercial vehicles and industrial technology, enabling the next generation of mobility.

The POC project follows Foresight’s winning of the ZF Pitch Event that took place at the 2022 CES exhibition in January this year. The ZF Pitch Event focused on automotive electronics and advanced driver assistance systems (ADAS) applications. Several startups were chosen to pitch their technology concepts to ZF’s leadership team with the winner receiving funding for a joint proof of concept project with ZF. Since the ZF Pitch Event, the parties have already initiated the POC project.

“We are always looking for the next innovative solution, seeking to enhance vehicle safety and driver comfort and convenience,” said Marc Bolitho, Senior Vice President, Engineering for the Electronics and ADAS Division at ZF. “Foresight’s capabilities offer a potential valuable solution that could be readily deployed without requiring additional hardware and design changes.”

“We are honored to have been selected by ZF’s leadership team to conduct a joint POC project using our innovative solution for automotive electronics and ADAS applications. We believe that conducting a POC project with one of the world’s top Tier One automotive suppliers once again validates the added value of our technology for enhancing existing advanced driver assistance systems (ADAS),” said Haim Siboni, Chief Executive Officer of Foresight.

About ZF

ZF is a global technology company supplying systems for passenger cars, commercial vehicles and industrial technology, enabling the next generation of mobility. ZF allows vehicles to see, think and act. In the four technology domains of Vehicle Motion Control, Integrated Safety, Automated Driving, and Electric Mobility, ZF offers comprehensive product and software solutions for established vehicle manufacturers and newly emerging transport and mobility service providers. ZF electrifies a wide range of vehicle types. With its products, the company contributes to reducing emissions, protecting the climate and enhancing safe mobility.

With some 157,500 employees worldwide, ZF reported sales of €38.3 billion in fiscal year 2021. The company operates 188 production locations in 31 countries.

For further press information and photos, please visit: www.zf.com

About Foresight

Foresight Autonomous Holdings Ltd. (Nasdaq and TASE: FRSX) is a technology company developing smart multi-spectral vision software solutions and cellular-based applications. Through the Company’s wholly owned subsidiaries, Foresight Automotive Ltd., Foresight Changzhou Automotive Ltd. and Eye-Net Mobile Ltd., Foresight develops both “in-line-of-sight” vision systems and “beyond-line-of-sight” accident-prevention solutions.

Foresight’s vision solutions include modules of automatic calibration and dense three-dimensional (3D) point cloud that can be applied to different markets such as automotive, defense, autonomous vehicles and heavy industrial equipment. Eye-Net Mobile’s cellular-based solution suite provides real-time pre-collision alerts to enhance road safety and situational awareness for all road users in the urban mobility environment by incorporating cutting-edge AI technology and advanced analytics.

For more information about Foresight and its wholly owned subsidiary, Foresight Automotive, visit www.foresightauto.com, follow @ForesightAuto1 on Twitter, or join Foresight Automotive on LinkedIn.

Forward-Looking Statements

This press release contains forward-looking statements within the meaning of the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995 and other Federal securities laws. Words such as “expects,” “anticipates,” “intends,” “plans,” “believes,” “seeks,” “estimates” and similar expressions or variations of such words are intended to identify forward-looking statements. For example, Foresight is using forward-looking statements in this press release when it discusses the joint POC with ZF North America and its belief that conducting a POC project validates the added value of its ADAS. Because such statements deal with future events and are based on Foresight’s current expectations, they are subject to various risks and uncertainties, and actual results, performance or achievements of Foresight could differ materially from those described in or implied by the statements in this press release.

The forward-looking statements contained or implied in this press release are subject to other risks and uncertainties, including those discussed under the heading “Risk Factors” in Foresight’s annual report on Form 20-F filed with the Securities and Exchange Commission (“SEC”) on March 30, 2021, and in any subsequent filings with the SEC. Except as otherwise required by law, Foresight undertakes no obligation to publicly release any revisions to these forward-looking statements to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events. References and links to websites have been provided as a convenience, and the information contained on such websites is not incorporated by reference into this press release. Foresight is not responsible for the contents of third-party websites.

Investor Relations Contact:

Miri Segal-Scharia

CEO

MS-IR LLC

msegal@ms-ir.com

917-607-8654